Exhibit 99.1

Silicon Motion Announces Second Quarter Results for the Period Ended June 30, 2006: Strong Growth Driven by Mobile Storage Products

Second Quarter 2006 Financial Summary:

•	Sales grew 25% year-over-year and 21% sequentially to NT$687 million (US$21.4 million)

•	Gross margin increased to 53.5% from 53.0% in 1Q06

•	Operating margin increased to 24.6% from 22.3% in 1Q06

•	Net income increased 61% year-over-year and 37% sequentially to NT$187 million (US$5.8 million)

•	Diluted earnings per American Depositary Share (ADS) were NT$5.96 (US$0.19), up 38% from NT$4.32 (US$0.14) in 2Q05 and 36% from NT$4.38 (US$0.14) in 1Q06

Second Quarter 2006 Business Highlights:

•	Unit shipments of mobile storage products grew 102% year-over-year and 41% sequentially to 29 million units

•	The Company started shipping micro-SD controllers to customers whose micro-SD cards are bundled into mobile phones that are manufactured by two major mobile phone companies

•	The Company began sampling its SM370 image processor.

Taipei, Taiwan, R.O.C., July 27, 2006 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its second quarter 2006 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS were NT$5.96 (US$0.19) in the second quarter of 2006 (2Q06), an increase of 38% from NT$4.32 (US$0.14) in the same period of the previous year (2Q05) and an increase of 36% from NT$4.38 (US$0.14) in the first quarter of 2006 (1Q06). Net income for 2Q06 was NT$187 million (US$5.8 million), an increase of 61% from NT$116 million in 2Q05 and an increase of 37% from NT$137 million in 1Q06.

US GAAP net income for 2Q06 reflected NT$19 million (US$0.59 million) of stock-based compensation expenses as a result of the Company’s adoption of SFAS No 123(R), effective January 1, 2006. Excluding stock-based compensation, the Company’s non-GAAP net income for 2Q06 was NT$206 million (US$6.4 million). Non-GAAP earnings per ADS were NT$6.50 (US$0.20).

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“The NAND flash memory market went through a fairly painful adjustment in the first quarter of 2006. However, by the beginning of the second quarter, prices of NAND flash memory began to stabilize and our customers started to increase production. As a result, we saw fairly strong demand for our controllers that are used in flash memory cards and in USB flash disk drives.

In the second quarter, we made additional inroads in small form factor flash memory cards that are used in mobile phones. We began shipping controllers to two customers whose micro-SD cards are bundled into mobile phones that are manufactured by two major mobile phone companies. With the addition of these two indirect customers, we have made progress on selling our products to nearly every top tier mobile phone manufacturers except Sony Ericsson.

We are encouraged by the recovery that we saw in the NAND flash memory market in the second quarter and believe that this uptrend bodes well for a seasonally strong second half.”

Second Quarter 2006 Financial Review1

Sales

Net sales in the second quarter totaled NT$687 million (US$21.4 million), an increase of 25% from 2Q05 and an increase of 21% from 1Q06. Overall unit shipments increased 102% from 2Q05 and 41% from 1Q06. The blended average selling price per unit fell 14% from 1Q06, primarily due to a change in product mix.

By product, net sales from mobile storage products accounted for 85% of total net sales, which was up from 72% of total net sales in the first quarter of 2006. Net sales from multimedia SoCs represented 14% of total net sales, which was down from 27% in 1Q06. Net sales from other products in the second quarter accounted for approximately 1% of net sales.

[1]	Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

As % of Net Sales	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
Mobile Storage Products	87%	92%	86%	80%	87%	84%	72%	85%
Multimedia SoCs	13%	7%	13%	19%	13%	16%	27%	14%
Others	0%	1%	1%	1%	0%	0%	1%	1%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, increased 32% from 2Q05 and 43% from 1Q06 to NT$586 million (US$18.2 million). Unit shipments increased 105% from 2Q05 and 43% from 1Q06 to 29 million units. The ASP per unit in 2Q06 was flat compared to 1Q06.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, declined 10% from 2Q05 and 37% from 1Q06 to NT$96 million (US$3.0 million). Unit shipments of multimedia SoC products decreased 3% from 2Q05 and 34% from 1Q06 to approximately 326,000 units. The ASP per unit for multimedia SoC products declined 3% from 1Q06.

Unit Shipment (thousand units)	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
Mobile Storage Products	9,983	14,549	10,912	14,120	24,265	30,146	20,306	28,976
Multimedia SoCs	128	111	163	337	407	947	496	326
Others	3	—	17	59	3	7	21	11
Total	10,114	14,660	11,092	14,516	24,675	31,100	20,823	29,313

Expenses

The cost of sales in 2Q06 totaled NT$319 million (US$9.9 million), representing increases of 9% from 2Q05 and 20% from 1Q06. The year-over-year increase was driven primarily by increases in total assembly and test costs, as a result of a 102% increase in unit volume from 2Q05, while total wafer costs declined slightly. The sequential increase was driven by increases in total wafer costs and assembly and test costs as a result of a 41% increase in unit volume from 1Q06. The gross margin for the quarter was 53.5%, up from 46.9% in 2Q05 and 53.0% in 1Q06. The non-GAAP gross margin was 53.6%.

Total operating expenses in 2Q06, which include sales and marketing expenses, general and administrative (G&A) expenses, and research and development (R&D) expenses, were NT$199 million (US$6.2 million), an increase of 35% from 2Q05 and an increase of 14% from 1Q06. Total operating expenses, excluding stock-based compensation expense, increased 22% year over year and increased 15% sequentially.

Total operating expenses represented 28.9% of net sales, compared to 26.7% and 30.7% of net sales in 2Q05 and 1Q06, respectively. The Company’s operating margin increased from 20.2% in 2Q05 and 22.3% in 1Q06 to 24.6% in 2Q06. The non-GAAP operating margin was 27.4%, up from 25.5% in 1Q06.

Sales and marketing expenses in 2Q06 increased by 40% from 2Q05 and decreased by 8% from 1Q06 and represented 6.3% of net sales. The year-over-year increase was driven primarily by higher salary and benefits, stock-based compensation expenses, professional fees, travel and miscellaneous expenses and offset by lower commission. The sequential decrease was driven mainly by a decrease in commission and was offset by higher salary and benefits, professional fees, and travel expenses.

General and administrative expenses in 2Q06 increased 109% year-over-year and 3% sequentially, and represented 6.7% of net sales. The year-over-year increase was primarily due to higher salary and benefits from the higher headcount, stock-based compensation expenses, professional fees, travel expenses, and other miscellaneous fees. The sequential increase was primarily due to increases in professional fees and travel expenses.

Research and development expenses in 2Q06 increased 17% year-over-year and 33% sequentially and represented 15.9% of net sales. The year-over-year increase was driven by higher salary and benefits and stock-based compensation expenses arising from higher R&D headcount, as well as higher project, depreciation, travel, and rental expenses, and was partially offset by lower professional fees and miscellaneous expenses. The sequential increase was primarily driven by higher salary and benefits and stock-based compensation expenses arising from higher R&D headcount, as well as higher project expenses.

The company-wide headcount increased 17% from 271 at the end of 1Q06 to 318 at the end of 2Q06. A large majority of the headcount increase took place in the research and development department.

Earnings

Net income totaled NT$187 million (US$5.8 million) in 2Q06, an increase of 61% from NT$116 million in 2Q05 and an increase of 37% from NT$137 million in 1Q06. Non-GAAP net income was NT$206 million (US$6.4 million). The net margin was 27.2%, up from 21.0% in 2Q05 and 24.1% in 1Q06. The non-GAAP net margin was 30.0%. Diluted earnings per ADS were NT$5.96 (US$0.19), up 38% from NT$4.32 (US$0.14) in 2Q05 and 36% from NT$4.38 (US$0.14) in 1Q06. Non-GAAP diluted earnings per ADS were NT$6.50 (US$0.20).

Balance Sheet

At the end of 2Q06, the Company had NT$1,618 million (US$50.0 million) in cash and cash equivalents and NT$1,309 million (US$40.5 million) in short-term investments. Accounts receivable (A/R) increased from NT$492 million at the end of 1Q06 to NT$674 million (US$20.9 million) at the end of 2Q06. However, the average A/R days decreased from 86 days to 77 days. Inventory increased from NT$257 million at the end of 1Q06 to NT$282 million (US$8.7 million) at the end of 2Q06. However, the average inventory days decreased from 92 days to 77 days, mainly as a result of higher business volume in 2Q06. Total assets were NT$4,380 million (US$135.5 million), up from NT$4,065 million at the end of 1Q06.

Current liabilities increased from NT$428 million at the end of 1Q06 to NT$533 million (US$16.5 million) at the end of 2Q06, primarily due to an increase in accounts payable. There were no material changes in the Company’s long-term liabilities.

There were 123.310 million ordinary shares outstanding at the end of 2Q06, which was equivalent to 30.828 million units of ADS.

Business Outlook:

“The pricing environment for most of the second quarter was relatively stable,” concluded Wallace Kou. “NAND flash memory prices have softened slightly in July, but despite this, we believe that we should be able to build on our momentum from the second quarter and continue to grow our business in the seasonally strong second half.”

“We believe that the flash memory cards that are bundled into mobile phones should see little negative impact from a soft NAND pricing environment. This contrasts with the temporary slow-down in retail-bound flash memory cards that is typically seen when NAND flash memory prices weaken. We are optimistic that we are likely to sign up one more customer in the third quarter to make micro-SD cards for a tier one mobile phone manufacturer. We also believe that we will be able to grow our MP3 controller business in the third quarter as some of our design wins move into volume production.”

The Company currently expects sales in the third quarter of 2006 to be approximately US$25.5-$27.5 million, which represents a sequential increase of 19%-29% from US$21.4 million in the second quarter. The Company estimates that its gross margin in 3Q06 will be similar to its gross margin in 2Q06 and its operating margin will improve from its 2Q06 level.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 10:00 am Eastern Time on July 28. A webcast of the conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123(R). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and the effects of 123(R) upon the number of diluted shares used in calculating non-GAAP earnings per share.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from and therefore may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP net income per share provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.

Non-GAAP gross margin and non-GAAP operating margin are GAAP gross margin and GAAP operating margin excluding stock-based compensation expenses that are driven by discrete events that management does not consider to be directly related to the Company’s core operating performance. Similarly, Non-GAAP net income consists of net income excluding stock-based compensation expenses that are driven primarily by discrete events that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP net income per share is calculated by dividing non-GAAP net income by adjusted GAAP weighted average diluted shares outstanding. For this purpose, the calculation of GAAP weighted average diluted shares outstanding is adjusted to exclude the benefit of compensation costs attributable to future services and not yet recognized in the financial statements that are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury stock method.

Listed below are the items included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release:

	Three Months Ended Mar. 31, 2006	Three Months Ended Jun. 30, 2006
(1) Cost of sales:
Stock-based compensation	963	1,032
(2) Research and development expense:
Stock-based compensation	6,519	6,911
(3) Sales and marketing expense
Stock-based compensation	2,461	2,621
(4) General and administrative expense
Stock-based compensation	7,903	8,469

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the Three Months Ended								Change from
	Jun. 30, 2005 (NT$)		Mar. 31, 2006 (NT$)		Jun. 30, 2006 (NT$)		Jun. 30, 2006 (US$)[2]		2Q05 (%)	1Q06 (%)
Net Sales		551,747		566,137		686,963		21,367	25%	21%
Cost of sales		292,886		265,897		319,492		9,937	9%	20%

Gross profit		258,861		300,240		367,471		11,430	42%	22%
Operating expenses
Research & development		93,480		82,145		109,223		3,397	17%	33%
Sales & marketing		30,827		46,931		43,266		1,346	40%	-8%
General & administrative		22,054		44,827		46,125		1,435	109%	3%
Amort. of intangible assets		1,125		—		—		—	-100%	—

Subtotal		147,486		173,903		198,614		6,178	35%	14%

Operating income		111,375		126,337		168,857		5,252	52%	34%
Non-operating income (expense)
Gain on sale of investments		2,783		3,957		4,362		136	57%	10%
Interest income (net)		518		13,696		14,897		464	2,776%	9%
Foreign exchange gain (loss)		1,362		51		666		21	-51%	1,206%
Others		264		708		596		17	125%	-16%

Subtotal		4,927		18,412		20,521		638	316%	11%

Income before tax		116,302		144,749		189,378		5,890	63%	31%
Income tax expense		179		8,072		2,591		80	1,347%	-68%

Net income		116,123		136,677		186,787		5,810	61%	37%

Basic earnings per ADS	NT$	4.41	NT$	4.45	NT$	6.07	US$	0.19	38%	36%
Diluted earnings per ADS	NT$	4.32	NT$	4.38	NT$	5.96	US$	0.19	38%	36%
Margin Analysis:
Gross margin		46.9%		53.0%		53.5%
Operating margin		20.2%		22.3%		24.6%
Net margin		21.0%		24.1%		27.2%
Additional Data:
Weighted average ADS equivalents[3]		26,353		30,691		30,783
Diluted ADS equivalents		26,872		31,226		31,353

[2]	The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rates of NT$31.3639 to US$1 for the second quarter of 2005, NT$32.2792 to US$1 for the first quarter of 2006, and NT$32.1506 to US$1 for the second quarter of 2006 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York.

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliations of GAAP to Non-GAAP Results

(NT$ thousands, except per-share amount and percentages)

(unaudited)

	Three Months Ended
	Mar. 31, 2006		Jun. 30, 2006
GAAP Cost of sales		265,897		319,492
Adjustment for share-based compensation		(963)		(1,032)

Cost of sales excluding share-based compensation		264,934		318,460
GAAP Operating Income		126,337		168,857
Adjustment for share-based compensation within:
Cost of sales		963		1,032
Research and development		6,519		6,911
Sales and marketing		2,461		2,621
General and administrative		7,903		8,469

Operating Income excluding share-based compensation		144,183		187,890
GAAP Net Income		136,677		186,787
Adjustment for share-based compensation within:
Cost of sales		963		1,032
Research and development		6,519		6,911
Sales and marketing		2,461		2,621
General and administrative		7,903		8,469

Net Income excluding share-based compensation		154,523		205,820
GAAP diluted earnings per ADS		4.38		5.96
Adjustment for share-based compensation		0.52		0.54

Diluted earnings per ADS excluding share-based compensation	NT$	4.90	NT$	6.50
GAAP Gross margin percentage		53.0%		53.5%
Adjustment for share-based compensation		0.2%		0.1%

Gross margin percentage excluding share-based compensation		53.2%		53.6%
GAAP Operating margin percentage		22.3%		24.6%
Adjustment for share-based compensation		3.2%		2.8%

Operating margin percentage excluding share-based compensation		25.5%		27.4%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in NT$ thousands, except percentages, and per share data)

(unaudited)

	For the Six Months Ended Jun. 30, 2005		For the Six Months Ended Jun. 30, 2006		Change (%)
Net Sales	NT$	1,067,008	NT$	1,253,100	17%
Cost of sales		583,615		585,389	0%

Gross profit		483,393		667,711	38%
Operating expenses
Research & development		162,516		191,368	18%
Sales & marketing		62,835		90,197	44%
General & administrative		47,352		90,952	92%
Amortization of intangible assets		2,250		—	(100%)

Subtotal		274,953		372,517	36%

Operating income		208,440		295,194	42%
Non-operating expense (income)
Gain on sale of investments		5,728		8,319	45%
Interest income (net)		1,047		28,593	2,631%
Foreign exchange gain (loss)		(188)		717	481%
Others		248		1,304	426%

Subtotal		6,835		38,933	470%

Income before tax		215,275		334,127	55%
Income tax expense		3,107		10,663	243%

Net income		212,168		323,464	53%

Basic earnings per ADS	NT$	8.05	NT$	10.52
Diluted earnings per ADS	NT$	7.97	NT$	10.34
Margin Analysis:
Gross margin		45.3%		53.3%
Operating margin		19.5%		23.6%
Net margin		19.9%		25.8%
Additional Data:
Weighted average ADS equivalents		26,353		30,738
Diluted ADS equivalents		26,872		31,287

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2005		Jun. 30, 2006
Cash and cash equivalents		1,581,993		1,618,304
Short-term investments		1,157,955		1,308,522
Accounts receivable, net		573,498		674,269
Inventories		278,528		282,398
Refundable deposits - current		60,000		60,000
Deferred income tax assets, net		48,858		102,726
Prepaid expenses and other current assets		222,563		156,234

Total current assets		3,923,395		4,202,453
Long-term investments		15,954		24,993
Property and equipment (net)		83,734		86,312
Other assets		65,048		66,434

Total assets	NT$	4,088,131	NT$	4,380,192

Accounts payable		318,841		273,582
Income tax payable		104,744		100,736
Accrued expenses and other current liabilities		207,769		158,380

Total current liabilities		631,354		532,698
Accrued pension cost		5,365		4,099
Other long-term liabilities		1,627		1,467

Total liabilities		638,346		538,264
Shareholders’ equity		3,449,785		3,841,928

Total liabilities & shareholders’ equity	NT$	4,088,131	NT$	4,380,192

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw